February 9, 2007

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
14 A Achimeir Street
Ramat Gan 52587 Israel

> **Re:** **Advanced Technology Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **File No. 333-137863**
> **Filed January 17, 2007**

Dear Mr. Bar-Niv:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 12

1. We note the additional disclosure at the end of risk factor four. In the appropriate section, please revise to clarify how you could structure a loan that would prevent the creditor from bringing a claim against the trust account.

Proposed Business, page 42

2. We note the additional disclosure on page 44 that you could acquire an "underperforming" business. Please revise to clarify if that means you would only acquire an underperforming business if you could change the targets

management. Also, please revise to define your use of the term "underperforming."

3.   It is not clear why you have "geographic barriers" listed as a general criterion on page 45 when you have already disclosed that you would focus on Israel. Please revise to clarify.

Comparison to Offerings of Blank Check Companies, page 55

4.   In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. Also revise the risk factor section as appropriate.

Certain Relationships and Related Transactions, page 61

5.   We note the additional disclosure on page 64 in response to comment 16 of our letter dated January 11, 2007 that the holding companies formed to hold your shares have no other assets besides your shares. As such, it is not clear how they would be able to satisfy their indemnification obligations. Please revise the appropriate sections to clarify.

SEC Position on Rule 144 Sales, Page 71

6.   We note your response to comment 20 of our letter dated January 11, 2007. You respond that neither SFK or SFKT are promoters or affiliates of the company. Please revise to disclose how that is consistent with the definition of terms in Regulation C considering the role and activities they have and will conduct to further your business plan.

Part II

Item 15. Recent Sales of Unregistered Securities

7.   Please disclose the facts relied upon to make the Sec. 4(2) exemption available, e.g., no general solicitation, financial sophistication of investors, access to information etc. See Item 701(d) of Regulation S-K.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Brian B. Margolis
        Fax: (212) 969-2900